Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza
New York, NY 10004-1980
Tel: 212.859.8000
Fax: 212.859.4000
www.friedfrank.com

August 23, 2013

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Media General, Inc.
Registration Statement on Form S-4
Filed July 19, 2013
File No. 333-190051

Dear Mr. Spirgel:

Set forth below are the responses of Media General, Inc. (“Media General”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 13, 2013 (the “Comment Letter”), with respect to Media General’s Registration Statement on Form S-4 filed with the Commission on July 19, 2013, File No. 333-190051 (the “Registration Statement”). Each response below has been prepared and is being provided by Media General, which has authorized Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) to respond to the Staff’s comments on its behalf. On behalf of Media General, we hereby submit to the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Please note that we have previously submitted to the Staff, in a separate letter dated August 21, 2013, a response to Comment 20 included in the Comment Letter. This response letter includes responses to all other comments included in the Comment Letter.

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 1 unless indicated otherwise.

General

1.	Please supplementally provide us with all board books that are materially related to the combination between Media General and Young.

Response:

The presentation materials prepared by RBC Capital Markets, LLC in connection with its opinion, dated June 5, 2013, to Media General’s Board summarized under the caption “Opinion of RBC Capital Markets, LLC, Media General’s Financial Advisor” are being provided to the Staff under separate cover by counsel for RBC Capital Markets on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rules, counsel for RBC Capital Markets has requested that the RBC materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for RBC Capital Markets also has requested confidential treatment of the RBC materials pursuant to the provisions of 17 C.F.R. § 200.83.

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Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Fried, Frank, Harris, Shriver & Jacobson LLP

August 23, 2013

The presentation materials prepared by Stephens Inc. in connection with its opinion, dated June 5, 2013, to Media General’s Board summarized under the caption “Opinion of Stephens Inc., Financial Advisor to the Independent Members of Media General’s Board of Directors” are being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with these Rules, we are requesting that the Stephens materials be returned to Fried Frank promptly following completion of the Staff’s review. By separate letter, we are requesting confidential treatment of the Stephens materials pursuant to the provisions of 17 C.F.R. § 200.83.

2.

We note Proposal 2 on your form of proxy regards the approval of amendments to Media General’s articles of incorporation. It appears that the amendments to Section B(2)(b) and Section B(2) constitute separate matters that should be identified and voted on separately under Rule 14a-4(a)(3).

Response:

In light of the Staff’s comment, we have re-reviewed Rule 14a-4(a)(3) (the “unbundling rule”), which requires that a form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters,” and the Fifth Supplement to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (September 2004), which contains interpretations of the unbundling rule issued by the Staff (the “unbundling interpretations”). Based on this review, we respectfully submit, for the reasons set forth below, that the two parts of the proposed amendment of Media General’s articles of incorporation contemplated by Proposal 2 (to Section B(2)(b) and to Section B(2)) do not constitute separate matters that need to be identified and voted on separately under the unbundling rule.

First, as indicated on pages 47 and 48 of Amendment No. 1, both parts of the proposed amendment have the same purpose: to clarify aspects of Virginia law in the context of the proposed reclassification merger. In the reclassification merger, each existing share of Media General’s Class A Common Stock (the class of Media General’s common stock currently registered under Section 12 of the Securities Exchange Act of 1934 and entitled to limited voting rights) and each existing share of Media General’s Class B Common Stock (the class of Media General’s common stock not currently registered under Section 12 of the Securities Exchange Act of 1934 and entitled to elect 70% of the directors of Media General and vested with the entire voting power of Media General’s Stockholders, with limited exceptions) will be reclassified into one share of a new class of voting common stock of Media General, except that a limited number of shares of Class A Common Stock held by Berkshire Hathaway, Inc. will be reclassified into shares of a new class of non-voting common stock of Media General to ensure that Berkshire Hathaway does not own more than 4.99% of the voting common stock of Media General after the proposed transaction so that it does not hold an “attributable interest” in Media General under the rules of the FCC. The part of the proposed amendment contemplated to be added to Section B(2)(b) is intended to clarify that only the holders of Media General’s Class B Common Stock are entitled to vote on the reclassification merger (in which they will lose their superior voting rights). The second part of the proposed amendment, under which a new subsection (d) will be added to Section B(2), is intended to clarify that one Stockholder of Media General (Berkshire Hathaway) can be issued non-voting common stock in the reclassification merger. Both of these additions were recommended by Virginia counsel for the purpose of facilitating the consummation of the reclassification merger (and for no other purpose).

Fried, Frank, Harris, Shriver & Jacobson LLP

August 23, 2013

Second, the Staff’s unbundling interpretations indicate “unbundling would not be required when the … rights of [shareholders] will not be affected by any charter or bylaw provisions that will become applicable as a result of a transaction.” In our case, both parts of the amendment contemplated by Proposal 2 will be applicable only to the reclassification merger. Indeed, in the reclassification merger, the articles of incorporation of Media General (including the provisions amended by Proposal 2) will be amended and restated in their entirety (to be in the form attached as Annex C to the proxy statement/prospectus included in the Registration Statement) to reflect Media General's new classes of voting and non-voting common stock and new governance structure in connection with the contemplated combination with New Young Broadcasting Holding Co., Inc. (“Young”). Accordingly, the amendment contemplated by Proposal 2 will not affect the rights of the Stockholders of Media General after the reclassification merger and, as such, “unbundling” of the Proposal should not be required.

Third, the Staff’s unbundling interpretation suggests that where “the company whose shareholders are voting on a merger or acquisition transaction determines that the affected provisions in question are immaterial,” the applicable provisions need not be separated. As noted above, the second part of Proposal 2 is intended solely to clarify that the shares of Media General Class A Common Stock held by Berkshire Hathaway may be reclassified in the reclassification merger into shares of a new class of non-voting common stock of Media General to ensure that Berkshire Hathaway does not own more than 4.99% of the voting common stock so that it does not hold an “attributable interest” in Media General under the rules of the FCC. We believe that the second part of the amendment contemplated by Proposal 2 is immaterial to Stockholders of Media General because, as noted on page 7 of Amendment No. 1, Stockholders of Media General who receive voting common stock in the reclassification will have the ability, at any time after the merger, to convert all or a portion of their voting common stock into non-voting stock to avoid holding an “attributable interest” in Media General.

Finally, we are concerned that the separation of Proposal 2 into two separate proposals could result in added confusion among Stockholders given the multiple proposals already being submitted for a vote of Stockholders in connection with the transaction.

3.	Please mark your form of proxies “preliminary” under Rule 14a-6(e)(1).

Response:

The forms of proxies have been marked “preliminary” in response to the Staff’s comment. See Exhibits 99.1, 99.2, 99.3 and 99.4 to Amendment No. 1.

Fried, Frank, Harris, Shriver & Jacobson LLP

August 23, 2013

Q: What will I receive in connection with the transaction, page 1

4.

Please expand your disclosure under this Q&A or add another Q&A to clarify whether all of the Class A Common Stockholders (other than Berkshire Hathaway) will receive only Voting Common Stock in the reclassification but, at a later time, will have the ability to convert their shares to Non-Voting Common Stock subject to the limitations in the Articles of Incorporation. We note your disclosure on page 48 that suggests certain stockholders of Media General may be issued Non-Voting Common Stock in the reclassification so that they will not have an “attributable interest.”

Response:

The disclosure appearing on page 1 and page 48 of Amendment No. 1 has been revised in response to the Staff’s comment.

5.

We note that the under the Articles of Incorporation for the combined company the authorized equity of the corporation will be Voting Common Stock, Non-Voting Common Stock and preferred stock. However, Section B(2)(b) of Article II of the amended Articles refers to the rights of Class A Common Stock. Tell us how this provision will be enforceable if Class A Common Stock is no longer authorized.

Response:

The amendment contemplated to be made to Section B(2)(b) of Article II of Media General’s articles of incorporation will become effective immediately upon its approval during Media General’s special meeting and is intended only to govern the rights of the holders of Class A Common Stock in connection with the reclassification merger, which will be voted on by Media General’s Stockholders at the special meeting after that amendment becomes effective. As indicated in our response to Comment 2, the articles of incorporation of Media General (including the amended provisions of Section B(2)(b)) will be amended and restated in their entirety in the reclassification merger to authorize the new classes of voting and non-voting common stock (and to eliminate the existing Class A Common stock and Class B Common Stock of Media General). As such, the amendment to Section B(2)(b) will be enforceable from the time that amendment becomes effective during the special meeting until the effective time of the reclassification merger, at which time no shares of Class A Common Stock will remain outstanding and that amendment will no longer have any effect.

6.

We note that the Non-Voting Common Stock will not be listed for trading on the NYSE. We also note that the Voting Common Stock will be convertible into Non-Voting Common Stock, and vice versa, at the option of the holder. Highlight the procedures that a shareholder must follow to convert Non-Voting Common Stock into Voting Common Stock.

Response:

The disclosure appearing on page 7 of Amendment No. 1 has been revised in response to the Staff’s comment.

Fried, Frank, Harris, Shriver & Jacobson LLP

August 23, 2013

Q: How many votes do I have, page 4

7.

We note that the Media Trust owns 85% of the outstanding shares of Class B Common Stock and has agreed to vote its shares in favor of the proposals being presented at the Special Meeting. Please add a Q&A (and revise other applicable parts of the document such as the parts discussing the proposals) regarding which proposals will be approved based on the required affirmative votes of Class B Common Stock.

Response:

The disclosure appearing on page 3 and page 42 of Amendment No. 1 has been revised in response to the Staff’s comment.

The Transaction , page 51

8.	Disclose why the transaction is being accomplished through Merger Subs 1, 2 and 3 rather than a merger of Young directly into Media General.

Response:

The disclosure appearing on page 51 of Amendment No. 1 has been revised in response to the Staff’s comment.

Background of the Transaction, page 52

9.

From the disclosure on pages 54 to 56 (April 23, 2013 and May 15, 2013, respectively), the provisions of the term sheet were negotiated over and revised. On May 16, 2013 the Board authorized management to proceed with transaction documents consistent with the term sheet. Please revise to disclose the material provisions of the term sheet as of this time.

Response:

The disclosure appearing on page 57 of Amendment No. 1 has been revised in response to the Staff’s comment.

10.	From page 57 we note meetings held on May 28, 29, and 30, 2013. Please revise:

●	to disclose the material terms of Fried Frank’s presentation and the results of the legal due diligence and operational and financial due diligence,
●	to disclose the material terms of Gibson Dunn’s and Stephens’ update, and
●	to disclose Fried Frank’s update and management’s presentation.

Response:

The disclosure appearing on page 57 of Amendment No. 1 has been revised in response to the Staff’s comment.

Fried, Frank, Harris, Shriver & Jacobson LLP

August 23, 2013

11.	From page 58 we note meetings held on May 31, 2013 and from May to early June 2013. Please revise:

●	to disclose the specific terms of the final equity allocation, and
●	to disclose the material provisions negotiated over from May to early June 2013.

Response:

The disclosure appearing on page 58 of Amendment No. 1 has been revised in response to the Staff’s comment.

Opinion of RBC Capital Markets, LLC, Media General’s Financial Advisor, page 63

12.

We note from page 58 that RBC reviewed with Media General’s Board its financial analysis. We also note that Stephens presented a written report regarding its financial analysis of the proposed transaction to the Independent Directors. Please summarize the material portions of each presentation and report and file these reports as exhibits to the registration statement.

Response:

The disclosure appearing on page 58 of Amendment No. 1 has been revised in response to the Staff’s comment.

13.	For all the Implied Exchange Ratio Reference Ranges provided in this section, please clarify how you calculated the various ratios comprising the ranges and what they are designed to demonstrate.

Response:

The disclosure appearing on page 66 of Amendment No. 1 has been revised in response to the Staff’s comment. We supplementally note for the Staff that such revisions have been made in the introduction to the financial analyses to avoid duplicative disclosures in the descriptions of the different analyses performed by RBC.

Media General Selected Public Companies Analysis Relative to Young Selected Public Company Analysis, page 67

14.

We note from page 67 that it appears RBC reviewed enterprise values as multiples of 2012 EBITDA, 2013 EBITDA, 2012 EBITDAP, 2013 EBITDAP, 2012 FCF yield and 2013 FCF yield. Please disclose the multiples for all periods in a chart.

Response:

The disclosure appearing on page 67 of Amendment No. 1 has been revised in response to the Staff’s comment. We supplementally note for the Staff that average multiples or yields for 2012/2013 were reviewed and, therefore, only one period per metric has been summarized.

Fried, Frank, Harris, Shriver & Jacobson LLP

August 23, 2013

15.	Please explain the reasons for choosing the applied selected ranges of EBITDA, EBITDAP, and FCF yields.

Response:

The disclosure appearing on page 67 of Amendment No. 1 has been revised in response to the Staff’s comment.

16.	We note from page 68 that you applied the same selected ranges of EBITDA, EBITDAP, and FCF yields to Young. Please explain the reasons for doing so.

Response:

The disclosure appearing on page 68 of Amendment No. 1 has been revised in response to the Staff’s comment.

Media General Selected Precedent Transactions Analysis Relative to Young Selected Public Companies Analysis, page 68

17.	We note you calculated EBITDA multiples for certain transactions. Please disclose the multiples for each transaction.

Response:

Media General respectfully notes for the Staff that, RBC has informed Media General that in performing RBC’s selected precedent transactions analysis, RBC generally focused on the overall observed, and mean/median, multiples of the selected transactions and that, to extent specifically relevant to such analysis, individual multiples (such as the mean multiples and outliers) have been disclosed. However, in light of the Staff’s comment, the disclosure appearing on page 68 of Amendment No. 1 has been revised to clarify that there were a limited number of selected transactions for which information was publicly available (three transactions and one outlier) from which the disclosed multiples were derived.

18.	Please also explain the reasons for choosing the applied selected range of EBITDA multiples.

Response:

The disclosure appearing on page 68 of Amendment No. 1 has been revised in response to the Staff’s comment.

Relative Contribution Analysis, page 69

19.

We note you compared several financial metrics of Media General and Young. Please expand your disclosure to show how these metrics and their comparisons resulted in the implied exchange ratio reference range.

Response:

The disclosure appearing on page 69 of Amendment No. 1 has been revised in response to the Staff’s comment.

Fried, Frank, Harris, Shriver & Jacobson LLP

August 23, 2013

Unaudited Pro Forma Condensed Combined Financial Information, pages 126-128

21.

Refer to your allocation of the estimated purchase price on page 126. Tell us how you determined a 15-year estimated useful life for the network affiliation agreements. We note on page F-51 that the related agreements will expire between the years 2014 and 2017.

Response:

We respectfully submit that in estimating the useful life of the network affiliation agreements, Media General considered the factors in ASC 350-30-35, Young’s historical experience with renewing network affiliation agreements and useful lives used by peer companies in recent acquisitions. After considering these factors, Media General determined that 15 years was an appropriate estimated life. While Young’s remaining term on its network affiliation agreements range from one to four years, Media General considers it likely that these agreements will be renewed multiple times. If renewed for three year periods, the estimated useful life would incorporate an assumption of three to four renewals. On August 22, 2013, Media General filed a letter responding to the Staff’s comment letter, dated August 13, 2013, with respect to Media General’s Form 10-K for the fiscal year ended December 31, 2012 (the “10-K Comment Letter”). Further support for Media General’s estimate of the useful life of the network affiliation agreements is contained in its response to Comment 7 of the 10-K Comment Letter.

22.

Refer to pro forma footnote (1). We note that your pro forma presentation reflects Young’s historical consolidation of the WXXA and WLAJ VIEs (the Shield companies) as of their respective consolidation dates. It appears that the merger might constitute a reconsideration event for you to determine whether the VIE status has changed. In this regard, please tell us any consideration given to Section 5.16 of the merger agreement in your assumption that Young will remain as the primary beneficiary of the above variable interest entities. Refer to ASC 810-10-25-39.

Response:

As is more fully discussed in the expanded disclosures on pages F-45 to F-47 of Amendment No. 1, Young, through its subsidiaries, has various agreements with wholly-owned subsidiaries of unrelated parties Shield Media LLC and Shield Media Lansing LLC that became effective in December 2012 and March 2013, respectively. Under these agreements, Young provides certain sales, operational and other services to Shield Media stations WXXA-TV, Albany, NY, and WLAJ-TV, Lansing, MI. Young also irrevocably and unconditionally guarantees WXXA-TV LLC’s $22 million term loan and WLAJ-TV LLC’s $10 million term loan. Based on these contractual arrangements, Young determined that WXXA-TV LLC and WLAJ-TV LLC are variable interest entities (“VIEs”), and given the terms of the joint sales agreements and shared services agreements and the guarantee of both entities’ debt, that Young is the primary beneficiary of the variable interests since Young has the power to direct the activities which significantly impact the economic performance of the VIEs through the sales and other services provided (subject to approval by WXXA-TV LLC and WLAJ-TV LLC), and Young absorbs losses that would be considered significant to WXXA and WLAJ.

Fried, Frank, Harris, Shriver & Jacobson LLP

August 23, 2013

ASC 810-10-25-39 indicates that a reporting entity with an interest in a VIE shall reconsider whether it is the primary beneficiary of the VIE if the VIE’s governing documents or contractual arrangements are changed in a manner that reallocates the benefits and risk of loss. The agreements between Young and the Shield companies will remain in place and retain their current terms following the merger, as will the Shield companies’ governing documents. As a result, Young will continue to consolidate the WXXA and WLAJ VIEs subsequent to the merger. Young notes that Section 5.16 of the Merger Agreement reflects the fact that Young’s economic connections with the Shield companies are and always have been contractual in nature, and that Young has no ownership or corporate control of the Shield companies themselves. Section 5.16 of the Merger Agreement therefore merely acknowledges the contractual nature of Young’s relationship with the Shield companies and the fact that the Shield companies are not parties to the Merger Agreement. As a result, Section 5.16 of the Merger Agreement does not require or indicate any alteration of the relationship between Young and the Shield companies following the merger and no reconsideration event has occurred.

Overview of Young’s Business, page 142

23.

We note from pages 147 and 148 that retransmission revenues increased 116.3% and 90.3% in the comparison periods of the three months ended March 31, 2013 and 2012 and years ended December 31, 2012 and 2011, respectively. Please advise, with a view towards revised disclosure, whether the retransmission revenues will be a material driver of revenue growth.

Response:

As noted in the revised disclosure on page 150 of Amendment No. 1, retransmission revenue growth for the six months ending June 30, 2013 increased by 63.5% primarily due to increased retransmission rates charged by Young’s stations and revenues from the WXXA and WLAJ stations which were not included in revenues for the six months ended June 30, 2012. As further described on pages 146-147 of Amendment No. 1, approximately 10.3% of Young’s 2012 and 16.1 % of Young’s revenue for the six months ended June 30, 2013 were derived from retransmission consent agreements. Across the industry, retransmission revenues have been a growing source of revenue for broadcast television stations and the combined company will seek to participate in such retransmission revenue growth as opportunities arise.

7. Stockholders’ Equity, page F-25

Common stock, page F-26

24.	It is unclear to us why you state that the company is 100% owned by New Young. Please clarify.

Response:

The disclosure appearing on page F-26 of Amendment No. 1 has been revised in response to the Staff’s comment.

Fried, Frank, Harris, Shriver & Jacobson LLP

August 23, 2013

3. Variable Interest Entities, pages F-45, F-47

25.

Please expand this disclosure to address the terms of the Joint Sales Agreement (JSA) and Shared Services Agreement (SSA) that led Young to conclude that it is the primary beneficiary of Shield Media LLC’s wholly-owned subsidiaries, WLAJ and WXXA. Include the terms of the arrangements, giving consideration to both explicit arrangements and implicit variable interests that could require Young to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to the VIEs, including events or circumstances that could expose Young to a loss. Refer to ASC 810¬10-50-3(d).

Response:

The disclosure appearing on pages F-45 to F-47 F of Amendment No. 1 has been revised in response to the Staff’s comment.

6. Stockholders’ Equity, page F-50

26.

We note that Young purchased for cash Class A Common Stock, Class B Common Stock and warrants at a purchase price of $3,300 per share and $4,000 per share on January 19 and November 20, 2012 respectively. Tell us if the repurchase price was based on fair value and how it was determined. To the extent that shares redeemed were held by employees, tell us if the excess of the repurchase price over the fair value of these shares was recognized as compensation expense. Please comply with the accounting guidance in ASC 718-20-35-7 or advise us.

Response:

We supplementally advise the Staff that the purchase price of $3,300 per share of Class A Common Stock, Class B Common Stock and Warrants of Young (less the exercise price of $0.01 per Warrant (the “Exercise Price”)) offered in the January 19, 2012 tender offer and $4,000 per share of Class A Common Stock, Class B Common Stock and Warrants of Young (less the Exercise Price) offered in the November 20, 2012 tender offer were unanimously approved by the Board of Directors of Young (the “Young Board”), in consultation with Young’s management and financial advisors, to be prices the Young Board believed reflected the fair value of shares of Class A Common Stock, Class B Common Stock and Warrants of Young (less the Exercise Price) after considering several factors, including the then recent financial performance of Young, management's assessment of the expected future financial performance of Young, the expected level of stockholder participation in each tender offer and the results of prior efforts by Young to solicit offers to acquire Young. We further supplementally advise the Staff that no shares were purchased from employees of Young in the tender offers.

Media General acknowledges that:

Fried, Frank, Harris, Shriver & Jacobson LLP

August 23, 2013

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Media General from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

Media General may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (212) 859-8763 or John Sorkin at (212) 859-8980.

Sincerely,

/s/ Philip Richter

Philip Richter

cc:	Via E-mail

Andrew Carington (Media General)

Timothy Mulvaney (Media General)

Chris Eisenhardt (Young)

Gail Steiner (Young)

Jonathan Levitsky (Debevoise & Plimpton)

John Sorkin (Fried Frank)

Kathryn Jacobson (SEC)

Ivette Leon (SEC)

Ajay Koduri (SEC)